April 8, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628

Attention:	Ann Nguyen Parker Branch Chief, Division of Corporation Finance

Re:	Ralcorp Holdings, Inc. Registration Statement on Form S-4 Filed February 5, 2010 File No. 333-164747
Dear Ms. Parker:
     I am writing this letter on behalf of Ralcorp Holdings, Inc. (the “Company”) in response to the oral comments by the Staff provided to the Company on April 7, 2010 regarding the Company’s response letter dated April 5, 2010 (the “Response Letter”). In order to respond to the comments provided by the Staff, the Company is filing Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment”). This letter sets forth the Company’s response to the Staff’s remaining comments.
1.	The Staff requested that the Company add language to its supplemental “Exxon Capital” letter indicating that the exchange offer prospectus will indicate to participating broker-dealers that they may be statutory underwriters. Concurrently with this response, the Company is submitting a revised letter which states that it:

“will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Private Notes acquired for its own account as a result of market-making or other trading activities, and who receives Exchange Notes in exchange for such Private Notes pursuant to the exchange offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes,” [emphasis added]

As noted in discussions with the Staff, we have left in the phrase “by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act,” consistent with customary disclosures in exchange offer prospectuses.

2.	The Staff requested that the Company delete the reference to “similar documentation” in the Company’s supplemental “Exxon Capital” letter stating that the Company “will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer...” The Staff noted that the Company will provide a transmittal letter and reference to “similar documentation” is not necessary. Concurrently with this response, the Company is supplementally providing the Staff with a revised letter deleting the requested language.

U.S. Securities and Exchange Commission
April 8, 2010

3.	The Staff requested that Friday, Eldrege & Clark, LLP delete the following paragraph of its legality opinion: “We have assumed that the Guarantor’s adoption of the Arkansas Business Corporation Act of 1987 (Acts 1987, No. 958; Ark. Code Ann. § 4-27-101, et seq.), as reflected in the Guarantor’s Articles of Amendment filed with the Arkansas Secretary of State on February 15, 1993, was properly approved and recommended by the Board of Directors and subsequently adopted by the shareholders of the Guarantor, and that such Articles of Amendment were properly executed and filed with the Arkansas Secretary of State, in each case in the manner and in accordance with the procedure required under applicable provisions of the Arkansas Business Corporation Act of 1965 (Acts 1965, No. 576; Ark. Code Ann. § 4-26-101, et seq.) and the Arkansas Business Corporation Act of 1987 (Acts 1987, No. 958; Ark. Code Ann. § 4-27-101, et seq.).” The Company has obtained a revised legality opinion that deletes the language requested in the Staff’s comment, a form of which is attached hereto and an executed copy of which will be filed as Exhibits 5.2 to the Amendment. A redlined copy of the opinion is attached to this letter to highlight the changes.

     I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. Concurrently with this filing, the Company is submitting its acceleration request seeking effectiveness today at 5:00 pm Eastern Standard Time or as soon thereafter as practicable. If you have any questions or if you require any additional information with respect to these matters, please contact me via telephone at (314) 877-7125 or via facsimile at (314) 877-7748.

Sincerely,

Gregory A. Billhartz
Corporate Vice President, General Counsel and Secretary

cc:	Norman Gholson U.S. Securities and Exchange Commission R. Randall Wang

April ~~2~~8, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628

Attention:	Ann Nguyen Parker Branch Chief, Division of Corporation Finance

Re:	Ralcorp Holdings, Inc. Registration Statement on Form S-4 Filed February 5, 2010 File No. 333-164747
Dear Ms. Parker:
     In connection with the exchange offer being made by Ralcorp Holdings, Inc. (the “Company”) pursuant to the prospectus contained in the above-referenced registration statement and related letter of transmittal, this letter will confirm the following:
     1. The Company is registering the exchange offer in reliance upon the position of the Staff of the Commission enunciated in the no-action letter issued to Exxon Capital Holdings Corporation (available May 13, 1988).
     2. The Company has not entered into any arrangement or understanding with any person to distribute the notes to be received in the exchange offer (the “Registered Notes”) in exchange for the Company’s outstanding notes (the “Private Notes”) and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the Registered Notes in the ordinary course of its business, is not participating in and has no arrangement or understanding with any person to participate in the distribution of the Registered Notes to be received in the exchange offer and is not an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). In this regard, the Company will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the Registered Notes to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Registered Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

U.S. Securities and Exchange Commission

A broker-dealer may participate in the exchange offer with respect to Private Notes acquired for its own account as a result of market-making or other trading activities provided that the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Registered Notes and the Company (i) will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Private Notes acquired for its own account as a result of market-making or other trading activities, and who receives Exchange Notes in exchange for such Private Notes pursuant to the exchange offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes, and (ii) will include in the transmittal letter ~~or similar documentation~~ to be executed by an exchange offeree in order to participate in the exchange offer a provision providing that if the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Private Notes pursuant to the exchange offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     The transmittal letter to be executed by the exchange offeree in order to participate in the exchange offer includes a representation to the effect that if the exchange offeree is not a broker-dealer that by accepting the exchange offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

Sincerely,

Gregory A. Billhartz
Corporate Vice President, General Counsel and Secretary

cc:	Norman Gholson U.S. Securities and Exchange Commission Thomas G. Granneman

Robert T. Smith Attorney	400 West Capitol Avenue
Direct: (501) 370-1559	Suite 2000
Fax: (501) 244-5309	Little Rock, Arkansas 72201-3522
E-mail: rsmith@fridayfirm.com	www.FridayFirm.com
April ~~6~~8, 2010
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, Missouri 63101
Ladies and Gentlemen:
     We have acted as special counsel to Medallion Foods, Inc., an Arkansas corporation (the “Guarantor”), in connection with the Registration Statement on Form S-4 (the “Registration Statement”) to be filed by Ralcorp Holdings, Inc., a Missouri corporation (the “Company”) and by the subsidiary guarantors (including the Guarantor) listed on Schedule I hereto (the “Subsidiary Guarantors”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the offer by the Company (the “Exchange Offer”) to exchange up to $300,000,000 in aggregate principal amount of its 6.625% Notes due 2039 (the “Exchange Notes”) for $300,000,000 in aggregate principal amount of the Company’s issued and outstanding 6.625% Notes due 2039 (the “Original Notes”), under the indenture dated as of August 14, 2009 (the “Base Indenture”), as supplemented by a supplemental indenture dated as of August 14, 2009 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), among the Company, the Subsidiary Guarantors and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). All capitalized terms which are defined in the Indenture shall have the same meanings when used herein, unless otherwise specified.
     We have not been involved in the preparation of the Registration Statement, nor were we involved in the negotiation, preparation or execution of the Indenture, the Guarantees (as defined below), or any of the related agreements executed or delivered in connection therewith. We have been retained solely for the purpose of rendering certain opinions pursuant to Arkansas law.
     In connection herewith, we have examined:
     (1) the Registration Statement (including all exhibits thereto);
     (2) an executed copy of the Indenture, including the guarantees of the Original Notes and the Exchange Notes (each, a “Guarantee”) provided for therein;
     (3) an executed copy of the Original Notes;

Ralcorp Holdings, Inc.
April ~~6~~8, 2010

     (4) the form of the Exchange Notes (the “Exchange Notes”);
     (5) the Articles of Incorporation and bylaws of the Guarantor, as in effect on the date hereof and as certified by the Secretary or Assistant Secretary of the Guarantor (the “Organizational Documents”);
     (6) a Certificate of Good Standing for the Guarantor as of April 1, 2010; and
     (7) certificates of the Secretary or Assistant Secretary of the Guarantor certifying as to resolutions relating to the transactions referred to herein and the incumbency of officers.
     The documents referenced as items (1) through (4) above are collectively referred to as the “Transaction Documents.”
     We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such other corporate records, agreements and instruments of the Guarantor, certificates of public officials and officers of the Guarantor, and such other documents, records and instruments, and we have made such legal and factual inquiries, as we have deemed necessary or appropriate as a basis for us to render the opinions hereinafter expressed. In our examination of the Transaction Documents and ~~the foregoing~~such other documents, records, agreements, certificates and instruments, we have assumed the genuineness of all signatures, the legal competence and capacity of natural persons, the authenticity, accuracy and completeness of documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies, and the accuracy of the statements and representations contained therein. When relevant facts were not independently established, we have relied without independent investigation as to matters of fact upon statements of governmental officials and upon representations made in or pursuant to certificates and statements of appropriate representatives of the Guarantor.
     In connection herewith, we have assumed that, other than with respect to the Guarantor, all of the documents referred to in this opinion have been duly authorized by, have been duly executed and delivered by, and constitute the valid, binding and enforceable obligations of, all of the parties thereto, all of the signatories to such documents have been duly authorized by all such parties and all such parties are duly organized and validly existing and have the power and authority (corporate or other) to execute, deliver and perform such documents.
     ~~We have assumed that the Guarantor’s adoption of the Arkansas Business Corporation Act of 1987 (Acts 1987, No. 958; Ark. Code Ann. § 4-27-101, et seq.), as reflected in the Guarantor’s Articles of Amendment filed with the Arkansas Secretary of State on February 15, 1993, was properly approved and recommended by the Board of Directors and subsequently adopted by the shareholders of the Guarantor, and that such Articles of Amendment were properly executed and filed with the Arkansas Secretary of State, in each case in the manner and in accordance with the procedure required under applicable provisions of the Arkansas Business Corporation Act of 1965 (Acts 1965, No. 576; Ark. Code Ann. § 4-26-101, et seq.) and~~

Ralcorp Holdings, Inc.
April ~~6~~8, 2010

~~the Arkansas Business Corporation Act of 1987 (Acts 1987, No. 958; Ark. Code Ann. § 4-27-101, et seq.).~~
     Based upon the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations and exceptions set forth herein, we are of the opinion that, when (i) the Registration Statement has become effective under the Act, (ii) the Indenture has become duly qualified under the Trust Indenture Act of 1939, as amended, and (iii) the Exchange Notes (in the form examined by us) have been duly executed by the Company and authenticated and delivered by the Trustee and issued in exchange for the Original Notes in accordance with the provisions of the Indenture upon consummation of and otherwise in accordance with the Exchange Offer the Guarantee provided for in the Indenture by the Guarantor will constitute a valid and binding obligation of the Guarantor.
     In addition to the assumptions, comments, qualifications, limitations and exceptions set forth above, the opinion set forth herein is further limited by, subject to and based upon the following assumptions, comments, qualifications, limitations and exceptions:
     (a) Our opinion herein reflects only the application of applicable Arkansas law and the federal laws of the United States (excluding, in each case, the securities and blue sky laws, as to which we express no opinion). The opinion set forth herein is made as of the date hereof and is subject to, and may be limited by, future changes in the factual matters set forth herein, and we undertake no duty to advise you of the same. The opinion expressed herein is based upon the law in effect (and published or otherwise generally available) on the date hereof, and we assume no obligation to revise or supplement this opinion should such law be changed by legislative action, judicial decision or otherwise. In rendering our opinion, we have not considered, and hereby disclaim any opinion as to, the application or impact of any laws, cases, decisions, rules or regulations of any other jurisdiction, court or administrative agency.
     (b) Our opinion contained herein may be limited by, and we express no opinion regarding the effect of, (i) applicable bankruptcy, insolvency, reorganization, receivership, moratorium or similar laws affecting or relating to the rights and remedies of creditors generally including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, (ii) general principles of equity (regardless of whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.
     (c) Our opinion is further subject to the effect of generally applicable rules of law arising from statutes, judicial and administrative decisions, and the rules and regulations of governmental authorities that: (i) limit or affect the enforcement of provisions of a contract that purport to require waiver of the obligations of good faith, fair dealing, diligence and reasonableness; (ii) limit the availability of a remedy under certain circumstances where another remedy has been elected; (iii) limit the enforceability of provisions releasing, exculpating, or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, recklessness, willful misconduct or unlawful conduct; (iv) may, where less than all of the contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which

Ralcorp Holdings, Inc.
April ~~6~~8, 2010

the unenforceable portion is not an essential part of the agreed exchange; and (v) govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys’ fees.
     (d) We express no opinion as to (1) the enforceability of any provision of the Indenture purporting or attempting to (A) confer exclusive jurisdiction and/or venue upon certain courts or otherwise waive the defenses of forum non conveniens or improper venue, (B) confer subject matter jurisdiction on a court not having independent grounds therefor, (C) modify or waive the requirements for effective service of process for any action that may be brought, (D) waive the right of the Company or any other person to a trial by jury, (E) provide that remedies are cumulative or that decisions by a party are conclusive, (F) modify or waive the rights to notice, legal defenses, statutes of limitations or other benefits that cannot be waived under applicable law or (G) grant a power of attorney to any party, (2) the enforceability of any provision of the Indenture relating to choice of law, or (3) any issue of usury.
     (e) We express no opinion as to (1) whether a subsidiary may guarantee or otherwise be liable for indebtedness incurred by its parent (the “Guaranteed Indebtedness”) except to the extent that such subsidiary may be determined to have benefited from the incurrence of the indebtedness by its parent or (2) whether any such benefit may be measured other than by the extent to which the proceeds of the Guaranteed Indebtedness are, directly or indirectly, made available to such subsidiary for its corporate or other analogous purposes. We have assumed that the Guarantor, both before and after execution of any Transaction Document, (1) is not insolvent, (2) does not and has not incurred debts beyond its ability to pay as they become due, and (3) does not have an unreasonably small amount of capital, in each case as determined under applicable bankruptcy, fraudulent transfer and similar laws.
     We do not render any opinions except as set forth above. The opinion set forth herein is made as of the date hereof. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name therein and in the related prospectus under the captions “Legal Matters.” We also consent to your filing copies of this opinion as an exhibit to the Registration Statement with agencies of such states as you deem necessary in the course of complying with the laws of such states regarding the Exchange Offer. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

Very truly yours,

Friday, Eldrege & Clark, LLP

Schedule I
Bloomfield Bakers, A California Limited Partnership
Bremner Food Group, Inc.
Community Shops, Inc.
Cottage Bakery, Inc.
Flavor House Products, Inc.
Harvest Manor Farms, LLC
Heritage Wafers, LLC
Lofthouse Bakery Products, Inc.
Lovin Oven, LLC
Medallion Foods, Inc.
Nutcracker Brands, Inc.
Parco Foods, L.L.C.
Post Foods, LLC
Ralcorp Frozen Bakery Products, Inc.
RH Financial Corporation
Ripon Foods, Inc.
Sugar Kake Cookie Inc.
The Bun Basket, Inc.
The Carriage House Companies, Inc.